Securities And Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                Amendment No. 13

                                  Rogers Corp.
                                  ------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    775133101
                                    ---------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [x]   Rule 13d-1 (b)
      [ ]   Rule 13d-1 (c)
      [ ]   Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

Cusip No. 775133101

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Westport Asset Management, Inc. - 06-1087640
            Westport Advisers LLC - 06-1497709

2.    Check the appropriate box if a member of a group*     (a) [ ]
                                                            (b) [X]

3.    SEC Use Only

4.    Citizenship or Place or Organization

            Connecticut

------------      5.    Sole Voting Power
Number of                     164,800
Shares
Beneficially      6.    Shared Voting Power
Owned By                      781,166
Each
Reporting         7.    Sole Dispositive Power
Person                        164,800
With
                  8.    Shared Dispositive Power
------------                  882,166

9.    Aggregate Amount Beneficially Owned by each Reporting Person

            1,046,966

10.   Check Box if the aggregate amount in row (9) excludes certain shares [x]

            116,400

11.   Percent of Class Represented by Amount in Row 9

            5.81%

12.   Type of Reporting Person*

            IA

Item 1 (a)  Name of Issuer:
----------  ---------------

            Rogers Corp.

Item 1 (b): Address of Issuer's Principal Executive Offices:
----------- ------------------------------------------------

            One Technology Drive, P.O. Box 188
            Rogers, CT 06263-0188

Item 2 (a): Name of Person Filing:
----------- ----------------------

            Westport Asset Management, Inc.

Item 2 (b): Address of Principal Business Office:
----------- -------------------------------------

            253 Riverside Avenue
            Westport, CT  06880

Item 2(c):  Citizenship:
----------  ------------

            Connecticut

Item 2(d):  Title of Class of Securities:
----------  -----------------------------

            Common Stock

Item 2 (e): CUSIP Number:
----------- -------------

            775133101

Item 3.     If this stated is filed pursuant to Rules
-------     -----------------------------------------

            (a)   ( )   Broker or Dealer registered under Section 15 of the Act

            (b)   ( )   Bank as defined in Section 3(b)(6) of the Act

            (c)   ( )   Insurance Company as defined in Section 3(a) (19) of the
                        Act

            (d)   ( )   Investment Company registered under Section 8 of the
                        Investment Company Act

            (e)   (X)   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

            (f)   ( )   Employee Benefit Plan, Pension Fund which is subject to
                        the Provisions of the Employee Retire- ment Income
                        Security Act of 1974 or Endowment Fund; see ss.240.13d-1
                        (b)(1)(ii)(F)

            (g)   (X)   Parent Holding Company, in accordance with
                        ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

            (h)   ( )   Group in accordance with ss.240.13d-1 (b)(1)(ii)(H)

Item 4.     Ownership.
-------     ----------

            (a)   Amount Beneficially owned: 1,046,966 shares

            (b)   Percent of Class: 5.81%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 164,800

                  (ii)  shared power to vote or to direct the vote: 781,166

                  (iii) sole power to dispose or to direct the disposition of:
                        164,800

                  (iv)  shared power to dispose or to direct the disposition of:
                        882,166

Item 5.     Ownership of Five Percent or Less of a Class
-------     --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
-------     ----------------------------------------------------------------

Westport Asset Management, Inc. is deemed to be a beneficial owner for purposes of Rule 13 (d) since it has shared power to make decisions whether to retain, dispose of the securities of many unrelated clients. Westport Asset Management, Inc. does not, however, have an economic interest in the securities of those clients. The clients are actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. The Reporting Person disclaims beneficial ownership of such shares and disclaims the existence of any group.

Employee (s) of Westport Asset Management, Inc. and Westport Advisers LLC, ("Employees") own 11,400 shares. Employee (s) own these shares in their personal securities accounts. Westport Asset Management, Inc. disclaims beneficial ownership of these shares since these shares were purchased with each employee
(s)' personal funds and each employee has exclusive dispositive voting power over the shares held in their respective accounts.

Separate for Westport Asset Management, Inc. and Westport Advisers LLC, Employees may be deemed to be beneficial owners of 105,000 shares held by certain unregistered investment companies relying on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 advised by such Employees. Westport Asset Management, Inc. disclaims beneficial ownership of these shares since it has neither voting power with respect to securities held by such entities nor power to retain or dispose of securities held by such entities.

Westport Asset Management, Inc. owns 50% of Westport Advisers LLC, which is also an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. With regard to the shares set forth under Item 4. (c ) (ii), Westport Asset Management Inc. and Westport Advisers LLC are deemed to be beneficial owners for purposes of Rule 13 (d) since they both have shared power to make decisions whether to retain or dispose and vote the securities. Westport Advisers LLC serves as investment manager of The Westport Funds, mutual funds which hold such shares in the ordinary course of their business not with the purpose nor with the effect of changing or influencing the control of the issuer.

Item 7.     Identification and Classification of the Subsidiary Which acquired
-------     ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company.
            -------------------------------------------------------------

Westport Asset Management, Inc. makes this filing pursuant to Rule 13D-1 (b)
(ii) (G) since it owns 50% of Westport Advisers LLC. Westport Asset Management, Inc. is an investment advisor and Westport Advisers LLC is an investment advisor for a Series of Public Mutual Funds.

Item 8.     Identification and Classification of Members of the Group.
-------     ----------------------------------------------------------

                  N/A

Item 9.     Notice of Dissolution of Group.
-------     -------------------------------

                  N/A

Item 10.    Certification
--------    -------------

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            Disclaimer
            ----------

The undersigned expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 13, 2008

            Westport Asset Management, Inc.

            By /s/ Andrew J. Knuth
               --------------------------

            Andrew J. Knuth, Chairman